Samson
Samson Plaza
Two West Second Street
Tulsa, OK  74103-3103
USA
918-591-1791


                                January 29, 2007




VIA FACSIMILE (303.825.3768)

Mr. Kenneth R. Berry, Jr.
Chief Executive Officer
1675 Broadway, Suite 2450
Denver, CO 80202

Board of Directors
Pyr Energy Corporation
1675 Broadway, Suite 2450
Denver, CO 80202

Gentlemen:

      Samson Investment Company ("Samson") proposes to acquire 100% of the outstanding common stock of Pyr Energy Corporation ("PYR") at a cash price of $1.23 per share. This price represents an approximate 30% premium over Friday's $0.94 per share closing price. The full purchase price will be funded from our cash already on hand; no financing is required. We request a response to this proposal by no later than 4:00 p.m. Central Time on February 1, 2007.

      Samson has made repeated attempts to contact PYR's Chairman of the Board to discuss Samson's interest in acquiring PYR. However, since our calls have not been returned, we are submitting this offer letter for your consideration.
Samson's offer values the upside of being able to fully, effectively and efficiently develop PYR's assets, which upside, even if realized under PYR's existing management, will be completely eroded by the current level of overhead being incurred by PYR. We believe that PYR's stockholders will find our $1.23 offer to be attractive and will seize the opportunity to maximize the value of their investment at a substantial premium to PYR's current share price. We are confident that we can quickly finalize an acquisition agreement and are prepared to proceed without delay.

      As you are aware, PYR and Samson's subsidiary, Samson Lone Star Limited Partnership (also generally referred to herein as "Samson"), have common ownership in certain oil and gas minerals, leasehold and related properties. By reason of this common ownership, and seeing first hand how PYR has failed to pursue or discuss reasonable business options, it is obvious to Samson that PYR's management does not have a business plan in place to optimize the value of PYR's assets. Nor does PYR have employees capable to effectuate any such plan. This inability or refusal to maximize shareholder value is further

Mr. Kenneth R. Berry, Jr.
Board of Directors
Page Two
January 29, 2007




called into question by PYR's recent actions of awarding its officers additional
stock  options   immediately  after  Samson's  ownership  in  PYR  was  publicly announced.

      We look forward to meeting with you to discuss this proposal at your earliest convenience. I can be contacted at (918) 625-3113 to discuss this proposal and to schedule a meeting, or you can email me at ptholen@samson.com. We trust that you will respond promptly and positively to our proposal.

                                        Very truly yours,

                                        SAMSON INVESTMENT COMPANY

                                        //s// C. Philip Tholen

                                        C. Philip Tholen
                                        Executive Vice President